Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

October 30, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-336589) with the Securities and Exchange Commission (the “Commission”) on August 15, 2013 relating to Transamerica Floating Rate, Transamerica Mid Cap Growth, Transamerica Opportunistic Allocation and Transamerica Small Cap Core (each, a “Fund” and collectively, the “Funds”), each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on October 1, 2013.

The Staff noted that all comments to a Fund’s summary section, as noted below, also apply to the disclosure with respect to such Fund in the section entitled “More on each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Funds,” as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Funds and the Registrant’s responses thereto.

General Prospectus Comments

1.	Fees and Expenses: If “Acquired fund fees and expenses” for any Fund are estimated to exceed 0.01% (one basis point), please confirm that they will be included in the “Fee Table” for such Fund.

Response: The Registrant so confirms, noting that “Acquired fund fees and expenses” are included as a separate row in the “Fee Table” for Transamerica Opportunistic Allocation.

2.	Fees and Expenses: Please confirm that fee waivers expiring October 31, 2014 cannot be terminated by the Board of Trustees or the investment adviser prior to October 31, 2014.

Response: The Registrant confirms that the investment adviser cannot terminate the cap prior to October 31, 2014. However, the cap arrangements may be terminated prior to October 31, 2014 with the Board of Trustees’ consent.

3.

Fees and Expenses: Please revise the fee waiver footnote to clarify that reimbursement to the investment adviser, if any, will be based on the cap in place at the time that fees were waived or expenses reduced.

Response: The Registrant believes the current disclosure appropriately sets forth when reimbursement would occur.

4.	Fees and Expenses: Please confirm if the “Example” amounts reflect the fee waivers expiring October 31, 2014.

Response: The Registrant confirms that the “1 Year” expense example reflects the fee waivers expiring October 31, 2014 and the first year of the “3 Year” expense example reflects the fee waivers expiring October 31, 2014.

5.	Performance: If performance information will be made available on the Fund’s website, or otherwise, prior to the Fund’s first full calendar year, please add disclosure to reflect this.

Response: The Registrant will consider adding this disclosure during its annual update in 2014.

6.	Management: Please add disclosure indicating the specific titles each portfolio manager holds with the sub-adviser.

Response: The Registrant believes the current disclosure appropriately discloses the information required by Item 5 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

7.	Tax Information: Please add the following to the end of the last sentence in this section: “, in which case your distributions may be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant will consider adding this disclosure during its annual update in 2014.

8.	More on Each Fund’s Strategies and Investments: Please revise disclosure to reflect that “high yield securities” are often referred to as “junk” bonds.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Response: The Registrant believes the current disclosures are not in conflict and so has not made any revisions.

9.

Prior Performance for Similar Accounts: Please revise the composite disclosure so that all prior performance is presented as gross/net of fees and expenses or adjusted to show all of the composite’s fees and expenses.

Response: The Registrant believes the presentation of the composite performance information, consistent with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), does not obscure or impede understanding of information that is required to be included in the prospectus. We note that the disclosure provides that the net average annual total return, including and excluding sales charges, are labeled as such. In addition, it is noted that the presentation of composite performance information in this fashion is consistent with the presentation of such information by the Registrant in past statutory prospectuses that have been included in Rule 485(a) filings and subject to Staff review.

10.	Prior Performance for Similar Accounts: Please revise the disclosure to indicate that the average annual returns for each index reflects no deduction for fees, expenses or taxes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.

Choosing a Share Class: Please add a footnote to the table entitled “Class A Share Quantity Discounts” indicating that purchases of $1,000,000 and over will incur a contingent deferred sales charge if any of those shares are redeemed within 24 months of purchase.

Response: The Registrant has made revisions consistent with the Staff’s comment.

12.

Features and Policies: If shareholder notice will be given after a change that does not require shareholder approval to a Fund’s “investment objective” or “principal investment strategies,” please revise the disclosure to include a statement that notice will be given. If no notice will be provided for such changes, please confirm so supplementally.

Response: The Registrant confirms that a prospectus supplement will be filed if a Fund’s “investment objective” or “principal investment strategies” are changed.

13.

Purchase and Sale of Fund Shares: With respect to the I2 class of each Fund, please revise the disclosure to indicate the minimum purchase for I2 class shares of the Fund. If there is no investment minimum, so state.

Response: The Registrant will consider adding this disclosure during its annual update in 2014.

Transamerica Floating Rate Prospectus Comments

14.

Principal Investment Strategies: Please revise the disclosure to indicate that “net assets” for the purposes of the Rule 35d-1 “Names Test” includes net assets, plus the amount of borrowings, if any, for investment purposes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.

Principal Investment Strategies: Please confirm whether “floating rate debt securities,” in addition to “floating rate loans,” have interest rates that reset periodically, typically quarterly or monthly.

Response: The Registrant so confirms.

16.

Principal Investment Strategies: With respect to the language “Floating rate loans represent amounts borrowed by companies or other entities, the debt securities of which are usually rated below investment grade, from banks and other lenders,” please confirm whether the loans themselves are rated below investment grade.

Response: The Registrant so confirms.

17.	Principal Investment Strategies: Please revise the disclosure to clarify whether all loans in which the fund invests are considered “leveraged loans.”

Response: The Registrant has made revisions clarifying that not all loans will be “leveraged loans” consistent with the Staff’s comment.

18.	Principal Investment Strategies: Please define “first lien, senior secured term loans,” “second lien loans” and “subordinated bridge loans” in the summary section.

Response: The Registrant has made revisions to the Fund’s “Principal Risks” section and “More on Risks of Investing in the Funds” section to include definitions of these terms.

19.	Principal Investment Strategies: Please revise disclosure to reflect that “high yield securities” are often referred to as “junk” bonds.

Response: The Registrant has made revisions consistent with the Staff’s comment.

20.

Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the fund. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant has removed “Active Trading” risk disclosure consistent with the Staff’s comment.

21.	Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

22.

Principal Risks: Please confirm that “Exchange Traded Funds” risk is applicable to this Fund. In addition, if the Fund does not invest in “Equity-based ETFs,” remove the reference to such instruments within the definition of “Exchange Traded Funds.”

Response: The Registrant confirms that “Exchange Traded Funds” risk is applicable to the Fund and has removed the “Equity-based ETFs” disclosure consistent with the Staff’s comment.

23.	Principal Risks: Please add “second lien loans” risk and “subordinated bridge loans” risk disclosure, if each is a principal investment strategy of the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment and the Staff’s Comment 18.

Transamerica Mid Cap Growth Prospectus Comments

24.	Principal Investment Strategies: Please confirm the range of the Russell Micap® Growth Index and explain the choice of the “as of” date for the range of this index.

Response: The Registrant confirms this range. The index range was provided as of the most recent reconstitution date, June 30, 2013, conforming to prior Staff comments.

25.

Principal Investment Strategies/Principal Risks: Please confirm that “Credit” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant has removed the “Credit” risk disclosure consistent with the Staff’s comment.

26.

Principal Investment Strategies/Principal Risks: Please confirm that “Derivatives” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant has removed the “Derivatives” risk disclosure consistent with the Staff’s comment.

27.

Principal Investment Strategies/Principal Risks: Please confirm that “Emerging Markets” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant has removed the “Emerging Markets” risk disclosure consistent with the Staff’s comment.

Transamerica Opportunistic Allocation Prospectus Comments

28.	Fees and Expenses: Please supplementally identify what expenses are included in “Other Expenses,” given the high level of “Other Expenses.”

Response: “Other Expenses” may include expenses arising from the administration, audit, custody, chief compliance officer, directors, legal, insurance, dues and subscriptions, printing, registration, confluence and transfer agent and miscellaneous expenses for the Fund. Other Expenses are based on estimated amounts for the current fiscal year based on projected assets.

29.	Fees and Expenses: Please supplementally discuss the current estimated levels of fees being waived under current contractual arrangements.

Response: Please see the Registrant’s response to the Staff’s Comment 28.

30.	Principal Investment Strategies: Please revise disclosure to clarify whether “income-producing securities” are debt or equity securities.

Response: The Registrant has made revisions consistent with the Staff’s comment.

31.

Principal Investment Strategies: Please revise disclosure to clarify that the Fund’s investment universe of closed-end funds may include securities of all ratings and all market capitalizations, both foreign and domestic.

Response: The Registrant has made revisions consistent with the Staff’s comment.

32.	Principal Investment Strategies: Please define “non-equity universes” in the summary section.

Response: The Registrant believes that the Fund’s current disclosure is appropriate.

33.	Principal Investment Strategies: Please revise the disclosure indicating the Fund has “only moderate levels of risk.”

Response: The Registrant believes that the Fund’s current disclosure is appropriate because the Fund states only that it is “attempting to expose the fund to only moderate levels of risk” (emphasis added).

34.	Principal Investment Strategies: Please revise disclosure to clarify whether the Fund is diversified or non-diversified.

Response: The Fund is diversified and therefore has not made revisions to the disclosure.

35.

Principal Investment Strategies/Principal Risks: Please confirm whether each of “High-Yield Debt Securities” risk, “Foreign Investments” risk, “Derivatives” risk and “Small and Medium Capitalization Companies” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

36.

More on Each Fund’s Strategies and Investments: With respect to Transamerica Opportunistic Allocation, please revise and clarify the disclosures indicating the Fund’s “allocation to a single fund will generally not exceed 3%” and “The fund may be a significant shareholder in certain underlying funds,” as the disclosures taken together appears to conflict.

Response: The Registrant believes the current disclosures are not in conflict and so has not made any revisions.

Transamerica Small Cap Core Prospectus Comments

37.

Principal Investment Strategies: Please confirm whether the disclosure that investments in stocks which “present an opportunity for significant increases in value, without consideration for current income” refers to “growth” stocks and, if not, remove “Growth Stocks” from the risk section.

Response: The Registrant so confirms that such disclosure refers to growth stocks.

38.

Principal Investment Strategies: Please confirm whether the disclosure “other investments with similar economic characteristics” in the Fund’s 80% Rule 35d-1 “Names Test” includes derivatives and, if so, revise the disclosure accordingly.

Response: The Registrant confirms that the Fund will not invest in derivatives and that derivatives are not included in the Fund’s Names Test.

39.

Principal Investment Strategies: Please revise disclosure to clarify what is meant by the language noting that companies with a market capitalization within the “general range of capitalization” of the companies included in the Russell 2000® Index.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Statement of Additional Information Comments

40.

Investment Policies/Additional Information Regarding Investment Practices: Please revise the narrative disclosure under “Additional Information About Fundamental Investment Policies” on concentration to clarify that the Funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

41.	Additional Information Regarding Investment Practices: If the Funds will use “credit default swaps,” confirm supplementally that the full notional value of the swap will be covered.

Response: If a Fund is the seller of a credit default swap, the Fund will cover the full notional value of the swap.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary